Exhibit 10.2

Certain information has been excluded from this exhibit (indicated by “[***]”) because such information is both (i) not material and (ii) the type that the company treats as private or confidential.

ASSET PURCHASE AGREEMENT

by and between

PROGENICS PHARMACEUTICALS, INC.,

as Seller,

PERSPECTIVE THERAPEUTICS, INC.,

as Purchaser,

AND

For purposes of Section 9.12 only

LANTHEUS MEDICAL IMAGING, INC.

as Guarantor

Dated as of January 8, 2024

Page

ARTICLE 1 DEFINED TERMS		1
1.1	Defined Terms	1
ARTICLE 2 PURCHASE AND SALE		6
2.1	Purchase and Sale of Assets	6
2.2	Excluded Assets	7
2.3	Assumed Liabilities	8
2.4	Excluded Liabilities	8
2.5	The Closing	10
2.6	Transfer Taxes	10
2.7	Allocation of Purchase Price	10
2.8	Closing Deliveries of the Parties	10
ARTICLE 3 REPRESENTATIONS AND WARRANTIES REGARDING SELLER AND THE PURCHASED ASSETS		11
3.1	Organization, Good Standing and Other Matters	11
3.2	Authority	12
3.3	No Conflict; Required Filings and Consents	12
3.4	Title to, Condition, and Sufficiency of Purchased Assets	12
3.5	Compliance With Laws; Permits	13
3.6	Assumed Contracts; Material Contracts.	13
3.7	Litigation	14
3.8	Tax Matters	14
3.9	Real Property	14
3.10	Environmental Matters	15
3.11	Labor and Employment.	16
3.12	Brokers	16
3.13	No Additional Representations and Warranties	16
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		17
4.1	Organization, Good Standing and Other Matters	17
4.2	Authority	17

i

(continued)

Page

4.3	No Conflict: Required Filings and Consents	17
4.4	Litigation	17
4.5	Solvency	17
4.6	No Additional Representations and Warranties; Independent Investigation	18
ARTICLE 5 COVENANTS AND AGREEMENTS		18
5.1	Conduct of Business Prior to the Closing	18
5.2	Further Assurances	19
5.3	Publicity	19
5.4	Notice of Certain Events.	19
5.5	Access to Information	20
5.6	Confidentiality	20
5.7	ISRA Compliance	20
5.8	Employee Matters.	21
5.9	Insurance	22
5.10	Bulk Sale	22
5.11	Estoppel Certificate	22
5.12	Transition Plan	22
ARTICLE 6 CONDITIONS TO CLOSING		22
6.1	Conditions Precedent to Obligations of Purchaser	22
6.2	Conditions Precedent to Obligations of Seller	23
6.3	Frustration of Closing Conditions	24
ARTICLE 7 SURVIVAL; INDEMNIFICATION		24
7.1	Survival of Representations, Warranties and Covenants	24
7.2	Indemnification by Seller	24
7.3	Indemnification by Purchaser	25
7.4	Indemnification Procedures.	25
7.5	Certain Limitations.	26
7.6	Exclusive Remedy	26
7.7	Tax Treatment of Indemnification Payments	27

ii

(continued)

Page

ARTICLE 8 TERMINATION		27
8.1	Termination of the Agreement	27
8.2	Procedure Upon Termination	28
8.3	Effect of Termination	28
ARTICLE 9 GENERAL PROVISIONS		28
9.1	Entire Agreement; Amendment	28
9.2	No Waiver	28
9.3	Severability	28
9.4	Expenses and Obligations	29
9.5	Notices	29
9.6	Counterparts	30
9.7	Governing Law; Submission to Jurisdiction; Consent to Service of Process.	30
9.8	Waiver of Jury Trial	30
9.9	Assignment	30
9.10	Specific Enforcement	31
9.11	Third-Party Beneficiaries	31
9.12	Guarantee	31
9.13	No Recourse Against Nonparty Affiliates	31
9.14	Headings; Construction	32

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 8, 2024, is entered into by and between Perspective Therapeutics, Inc., a Delaware corporation (“Purchaser”) and Progenics Pharmaceuticals, Inc., a Delaware corporation (“Seller”) and, for purposes of Section 9.12 only, Lantheus Medical Imaging, Inc., Inc. a Delaware corporation (“Guarantor”). Purchaser and Seller are, from time to time, referred to individually herein as a “Party,” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller is, among other things, a subtenant at the manufacturing facility located at [***] (such facility as more particularly described in the Sublease (as defined herein)) that is subleased by Seller pursuant to the Sublease (such facility, including any real property associated therewith, the “Somerset Facility”); and

WHEREAS, Purchaser desires to assume the Seller’s interest as subtenant in the Sublease of the Somerset Facility and purchase from Seller, and Seller desires to assign its interest as subtenant the Sublease of the Somerset Facility and sell to Purchaser, certain assets and liabilities of Seller exclusively relating to the Somerset Facility upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINED TERMS

1.1    Defined Terms. The following capitalized terms shall have the following meanings in this Agreement:

“Action” means any claim, action, suit, charge, complaint, citation, demand, notice of violation, grievance, arbitration, inquiry, mediation, audit, investigation, litigation, hearing, appeal, or other proceeding (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator.

“Affiliate” of any Person means any Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Documents” means collectively the Disclosure Letter, the Bill of Sale, the Assignment and Assumption of Sublease and the Assignment and Assumption Agreement.

“Benefit Plan” means any benefit, health and welfare, retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program in effect and covering one or more current or former employees of Seller or any of its Subsidiaries, current or former directors of Seller or any of its Subsidiaries or the beneficiaries or dependents of any such Persons, and which is maintained, sponsored, contributed to, or required to be contributed to by Seller or any of its Subsidiaries, or under which Seller or any of its Subsidiaries has any Liability.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral commitment, agreement, note, letter of credit, mortgage, indenture, lease (whether for real or personal property), license, arrangement, contract, subcontract, undertaking, understanding or other legally-binding obligation of any kind or character.

“Environmental Laws” means all Laws concerning or relating to (a) the pollution or protection of the environment or natural resources, (b) human health and safety (relating to Hazardous Substances), (c) public lands or the use thereof, or (d) the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, Release, threatened Release, control, remediation, mitigation, or cleanup of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“Fraud” means, with respect to a Party, an actual and intentional misrepresentation of a material existing fact with respect to the making of any representation or warranty in Article 3 or Article 4, made by such Party, (a) with respect to Seller, with Seller’s Knowledge or (b) with respect to Purchaser, with Purchaser’s actual knowledge, in each case of its falsity and made for the purpose of inducing the other party to act, and upon which the other party justifiably relies with resulting Losses.

“Governmental Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder (including the IRS).

“Guarantor” means Lantheus Medical Imaging, Inc., a Delaware corporation.

“Hazardous Substances” means any substance, material, or waste that is regulated under or may form the basis of liability under Environmental Laws, and includes petroleum and all derivatives thereof or any substitutes thereof, asbestos or any asbestos-containing materials, per- or poly-fluoroalkyl substances (“PFAS”), polychlorinated biphenyls, 1,4-dioxane, toxic mold, and radioactive materials.

“Intellectual Property” means all right, title and interest in or to the following under the Laws of the United States or any other jurisdiction: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations related to the foregoing; and (c) patents and patent applications.

“Investment Agreement” means that certain Investment Commitment Agreement, dated as of January 8, 2024 by and between Purchaser and Lantheus Alpha Therapy, LLC, a Delaware limited liability company, as amended, amended and restated or otherwise modified from time to time.

“IRS” means the United States Internal Revenue Service.

“ISRA” means the Industrial Site Recovery Act, N.J.S.A. 13:lK-6 et seq., the regulations promulgated thereunder, and any requirements of the Sublease related to the foregoing.

“Knowledge” means the actual knowledge of [***] and [***] [***].

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“Leasehold Interests” means (all and singular) the interests, estates, rights, privileges, titles, easements, options and appurtenances belonging, or in any way appertaining, Seller as tenant, subtenant or occupant under the Sublease.

“Liability” means any liability, debt, obligation, penalty, fine or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due.

“Liens” means all liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, restrictions, mortgages and other possessory interests, conditional sale or other title retention agreements, assessments, covenants, licenses, restrictions, rights of first refusal, defects in title, encroachments and other burdens, options, ground leases, or encumbrances of any kind.

“Losses” means, with respect to any Person, any actual losses, Liabilities, claims, demands, judgments, damages, suits, actions, causes of action, costs, damages, deficiencies, penalties, fines or expenses (including interest, penalties, reasonable attorneys’ and other professionals’ fees and expenses, and court costs) against or affecting such Person; provided that, Losses shall not include any punitive, special or consequential damages, except to the extent any such damages are awarded to any Governmental Authority or pursuant to any Third-Party Claim or to the extent any such consequential damages were reasonably foreseeable.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the condition or value of the Purchased Assets or the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following (either alone or in combination), and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: (a) any effect, change, event or occurrence generally affecting (i) the industry in which Seller operates or (ii) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes or prospective changes in interest or exchange rates, commodity prices, monetary policy or inflation or in government spending and budgets (including any government shutdown); or (b) to the extent arising out of, resulting from or attributable to (i) changes or prospective changes in Law or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, political or social conditions, (ii) the negotiation, execution, announcement or performance of this Agreement, the other Ancillary Documents or the Investment Agreement or the consummation of the transactions contemplated hereby or thereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any Action arising from or relating to this Agreement, any other Ancillary Document, the Investment Agreement or the transactions contemplated hereby or thereby, (iii) acts of war (whether or not declared), military activity, sabotage, cyber-intrusion, civil disobedience or domestic or international terrorism, or any escalation or worsening or de-escalation or improvement thereof, (iv) volcanoes, tsunamis, pandemics, epidemics, disease outbreaks or other public health conditions (or other restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak), earthquakes, floods, hurricanes, wildfires, blackouts, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, or any escalation or worsening or de-escalation or improvement thereof, (v) any action taken by Seller that is required by this Agreement, any other Ancillary Document or the Investment Commitment Agreement or with Purchaser’s written consent or at Purchaser’s written request, or the failure to take any action by Seller if that action is not permitted by this Agreement, any other Ancillary Document or the Investment Commitment Agreement, or (vi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates.

“NJ Radiological License” means that certain New Jersey State Radioactive Materials License No. [***] granted to Seller by the State of New Jersey Department of Environmental Protection, Bureau of Environmental Radiation.

“Option Agreement” means that certain Option Agreement dated as of January 8, 2024 by and between Purchaser and Lantheus Alpha Therapy, LLC, a Delaware limited liability company.

“Order” means any award, decision, injunction, judgment, ruling or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

“Organizational Documents” means (a) the articles or certificates of incorporation and the by-laws of a corporation, (b) the operating or limited liability company agreement and the certificate of formation or articles of organization of a limited liability company, (c) any charter, joint venture agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (d) any amendment to or equivalent of any of the foregoing.

“Permit” means all permits, authorizations, certificates, franchises, licenses, registrations, exemptions, consents and other approvals from any Governmental Authority.

“Permitted Liens” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings provided adequate reserves have been established for such contested Liens for Taxes; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Somerset Facility; (d) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (e) other imperfections of title or Liens, if any, that have not had, and would not have, a Material Adverse Effect.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or any other entity or Governmental Authority.

“Purchase Price” means an amount equal to $8,000,000 in cash.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, abatement, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Substances.

“Representatives” means, with respect to a Person, such Person’s officers, directors, stockholders, equityholders, members, employees, consultants, attorneys, accountants, financial advisors, and other agents.

“Security Deposit” means the Security Deposit as defined in the Section 6 of the Sublease.

“Sublease” means that certain Sublease Agreement, dated as of January 31, 2019, by and between Seller, as subtenant, and [***], as sublandlord, as amended or otherwise modified prior to the date hereof.

“Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity of which (x) securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) or (y) sufficient voting rights to elect at least a majority of the board of directors or other governing body are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Tax” means any federal, state, local or foreign tax, imposed by any Governmental Authority (including any income, profits, net worth, excise, franchise, transfer, registration, branch profits, gross receipts, capital stock, capital gains, ad valorem, value-added, sales, use, production, alternative or add-on minimum, license, lease, service, service use, recapture, employment, unemployment, disability, documentary, intangible, property (including, personal, real, tangible and intangible property taxes), recording and stamp taxes, levies, imposts, duties, charges, assessments, or withholdings in the nature of a tax, payroll, or social security tax together with any penalties, fines, additions to tax and interest thereon, whether disputed or not).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document filed or required to be filed with respect to, or in connection with the determination, assessment or collection of, Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” mean this Agreement, the Investment Agreement, the Option Agreement, the Ancillary Agreements and the schedules, annexes and exhibits attached hereto and thereto.

“Treasury Regulations” means the final and temporary Treasury regulations promulgated under the Code.

ARTICLE 2
PURCHASE AND SALE

2.1    Purchase and Sale of Assets. At the Closing (as defined below), subject to the terms and conditions set forth herein, Seller shall (or shall cause its applicable Affiliate to) sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and assume from Seller (or Seller’s applicable Affiliate), all of Seller’s or such Affiliate’s right, title, benefit and interest in, to and under the following assets, properties and rights of Seller and its Affiliates, to the extent that such assets, properties and rights exist as of the Closing Date (as defined below) and exclusively relate to the Somerset Facility (collectively, the “Purchased Assets”), in each case, free and clear of all Liens, other than Permitted Liens, and in exchange for the consideration set forth in this Article 2:

(a)    all Contracts directly and exclusively relating to any of the Purchased Assets and the Somerset Facility (the “Assumed Contracts”), consisting as of the date hereof of the Contracts listed on Section 2.1(a) of the Disclosure Letter, including the Sublease;

(b)    all rights of Seller as lessee under the leases listed on the Disclosure Letter, including all rights of Seller in and to the improvements at the Somerset Facility situated on the premises leased under the Sublease and rights to the Security Deposit;

(c)    all books, records and data (whether in electronic form or otherwise) to the extent exclusively related to the Purchased Assets or Assumed Liabilities, including machinery and equipment maintenance files, supplier lists, production data, quality control records and procedures, and all documentation that relates to Seller’s standard operating procedures (SOPs) exclusively relating to the operation of the Somerset Facility (it being understood that Seller may retain a copy of such books, records and data to the extent necessary for compliance purposes or in connection with its ordinary course document retention procedures);

(d)    any insurance proceeds to the extent arising in connection with damage to the Purchased Assets occurring after the date hereof and prior to Closing (it being understood and agreed that nothing herein shall prevent Seller from applying such proceeds towards repairing damage to such Purchased Assets prior to Closing);

(e)    all goodwill and the going concern value of the Somerset Facility and the Purchased Assets;

(f)    all furniture, fixtures, equipment, supplies and other tangible personal property of Seller located at the Somerset Facility or otherwise exclusively related to the Somerset Facility, including the items listed on Section 2.1(b) of the Disclosure Letter (the “Tangible Personal Property”); and

(g)    all Permits that are held or used by (or which have been filed or delivered by or on behalf of) Seller and required for the operation of the Somerset Facility as currently operated or for the ownership and use of the Purchased Assets as currently constituted, including all Permits listed on Section 2.1(g) of the Disclosure Letter, but only to the extent such Permits may be transferred under applicable Law and are exclusively related to the Somerset Facility.

2.2    Excluded Assets. Other than the Purchased Assets subject to Section 2.2, Purchaser expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller or any of its respective Affiliates, and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). Excluded Assets include the following assets and properties of Seller and its Affiliates:

(a)    all cash and cash equivalents, bank accounts and securities of Seller and its Affiliates;

(b)    all Contracts other than the Assumed Contracts;

(c)    all Intellectual Property of Seller and its Affiliates;

(d)    (i) the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller and its Affiliates, (ii) all employee-related or employee benefit-related files or records, (iii) any other books and records which Seller or any of its Affiliates is prohibited from disclosing or transferring to Purchaser under applicable Law and (iv) any other books and records of Seller and its Affiliates that are not exclusively related to the Purchased Assets or the Assumed Liabilities;

(e)    subject to Section 2.1(d), all insurance policies of Seller and its Affiliates and all rights to applicable claims and proceeds thereunder;

(f)    all Benefit Plans and trusts or other assets attributable thereto;

(g)    all rights to any action, suit or claim of any nature available to or being pursued by Seller or any of its Affiliates, whether arising by way of counterclaim or otherwise;

(h)    all assets, properties and rights used, owned or leased by Seller or any of its Affiliates that are not related to the Somerset Facility;

(i)    the assets, properties and rights specifically set forth on Section 2.2(i) of the Disclosure Letter; and

(j)    the rights which accrue or will accrue to Seller under this Agreement or the Ancillary Documents.

2.3    Assumed Liabilities. Subject to the terms and conditions set forth herein, Purchaser shall assume and agree to pay, perform and discharge when due any and all Liabilities of Seller and its Affiliates arising out of or relating to the Purchased Assets to the extent arising after the Closing, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”), including the following:

(a)    all Liabilities arising under or relating to the Assumed Contracts (including the Sublease) from and after the Closing;

(b)    all Liabilities of any Transferred Service Provider relating to his or her employment or engagement with Purchaser or its applicable Affiliate (regardless of whether such employment or engagement arises prior to, on or after the Closing Date); and

(c)    all Liabilities of Seller set forth on Section 2.3(c) of the Disclosure Letter.

2.4    Excluded Liabilities. Purchaser shall not assume and shall not be responsible to pay, perform or discharge any of the following Liabilities (collectively, the “Excluded Liabilities”):

(a)    any Liabilities to the extent arising out of or relating to the Assumed Contracts at or prior to the Closing;

(b)    any Liabilities to the extent arising out of or relating to the Excluded Assets;

(c)    any Liabilities for (i) Taxes of Seller, or relating to the Purchased Assets or the Assumed Liabilities, for any taxable period ending on or prior to the Closing Date and (ii) any other Taxes of Seller (other than Taxes allocated to Purchaser under Section 2.6) for any taxable period;

(d)    any Liabilities of Seller relating to or arising out of (i) the employment, or termination of employment, of any current or former employee of Seller prior to or at the Closing, including to all Liabilities concerning employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and (ii) workers’ compensation claims of any current or former employee of Seller which relate to events occurring on or prior to the Closing Date;

(e)    any Liabilities relating to Seller’s employees to the extent arising at or prior to the Closing, including Liabilities arising from or relating to (i) claims asserted by employees for acts or omissions occurring on or before the Closing and (ii) the employment, termination of employment of Seller’s employees or Seller’s employment practices at or before the Closing;

(f)    any Liabilities relating to Seller’s consultants and independent contractors (if any) to the extent relating to Seller’s engagement thereof prior to the Closing, including Liabilities arising from or relating to (i) claims asserted by independent contractors for acts or omissions occurring on or before the Closing; and (ii) Seller’s engagement, termination of engagement or contracting practices at or before the Closing;

(g)    any Liabilities related to the Benefit Plans or any other compensation or benefit arrangements of Seller, Parent or any of its or their Subsidiaries;

(h)    any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(i)    any Liabilities under Environmental Law or with respect to Hazardous Substances to the extent (A) arising from or relating to facts, circumstances or conditions, existing, initiated or occurring prior to the Closing, and (B) relating to the Purchased Assets or the Somerset Facility;

(j)    any Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the Purchased Assets to the extent such Action relates to such Purchased Assets prior to the Closing Date;

(k)    any Liabilities arising out of use, misuse, negligent, or failure to maintain the Somerset Facility that arise or relate acts or omissions occurring on or prior to the Closing Date;

(l)    any Liabilities arising out of, in respect of or in connection with the failure by Seller or any of its Affiliates to comply with any Law or Order; and

(m)    any Liabilities of Seller set forth on Section 2.4(m) of the Disclosure Letter; and

(n)    any Liabilities of Seller with respect to its performance and completion of the meter repair project at the Somerset Facility (which Seller anticipates will have an aggregate cost of approximately $[***]).

2.5    The Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Section 8.1(a), and subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Section 6.1 and Section 6.2, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on a date to be mutually agreed upon by Purchaser and Seller, which date shall be no later than three (3) Business Days after the satisfaction or waiver of all the conditions to the Closing set forth in Article 6 (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or such other time or date as may be mutually agreed by Purchaser and Seller (the date on which the Closing actually occurs, the “Closing Date”). The Closing shall take place remotely via the electronic exchange of documents and transfer of funds.

2.6    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and other transactions contemplated hereby (all such Taxes, “Transfer Taxes”) shall be borne and paid equally by Seller and Purchaser.

2.7    Allocation of Purchase Price. Within [***] after the Closing Date, Seller shall deliver to Purchaser a schedule allocating the Purchase Price (and the Assumed Liabilities to the extent properly taken into account as consideration for the Purchased Assets for Tax purposes) among the Purchased Assets (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code (and applicable Treasury Regulations) to the extent Seller determines Section 1060 of the Code is applicable. The Allocation Schedule shall be deemed final unless Purchaser notifies Seller in writing that Purchaser objects to one or more items reflected in the Allocation Schedule within [***] after delivery of the Allocation Schedule to Purchaser. In the event of any such objection, Seller and Purchaser shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Purchaser are unable to resolve any dispute with respect to the Allocation Schedule within [***] after the delivery of the Allocation Schedule to Purchaser, such dispute shall be resolved by an impartial nationally recognized accounting firm mutually appointed by Seller and Purchaser. The fees and expenses of such accounting firm shall be borne equally by Seller and Purchaser. Seller and Purchaser agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule.

2.8    Closing Deliveries of the Parties. At or prior to the Closing:

(a)    Purchaser shall deliver to Seller each of the following:

(i)    a customary Assignment and Assumption Agreement in a form reasonably satisfactory to the Parties (the “Assignment and Assumption Agreement”), duly executed by an authorized officer of Purchaser;

(ii)    with respect to the Sublease, a customary Assignment and Assumption of Sublease in a form reasonably satisfactory to the Parties (the “Assignment and Assumption of Sublease”), duly executed by an authorized officer of Purchaser; and

(iii)    a certificate duly executed by an officer of Purchaser, in form and substance reasonably satisfactory to Seller, dated the Closing Date, to the effect that each of the conditions specified in Section 6.2 has been satisfied in all respects.

(b)    Seller shall deliver to Purchaser each of the following:

(i)    A customary bill of sale in a form reasonably satisfactory to the Parties (the “Bill of Sale”), duly executed by an authorized officer of Seller;

(ii)    the Assignment and Assumption Agreement duly executed by an authorized officer of Seller;

(iii)    the Assignment and Assumption of Sublease duly executed by an authorized officer of Seller;

(iv)    a certificate duly executed by an officer of Seller, in form and substance reasonably satisfactory to Purchaser, dated the Closing Date, to the effect that each of the conditions specified in Section 6.1 have been satisfied in all respects; and

(v)    an IRS Form W-9 duly executed by Seller.

(c)    Seller (or its applicable Affiliate) shall irrevocably be entitled to retain the Holdback Amount (as defined in the Option Agreement), which shall be deemed to satisfy in full Purchaser’s obligation to pay the Purchase Price to Seller under this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING SELLER AND THE PURCHASED ASSETS

Except as disclosed in the confidential disclosure letter delivered by Seller to Purchaser prior to the execution of this Agreement (the “Disclosure Letter”), which Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 3 (and the disclosure in any such numbered and lettered section therein shall qualify any other section hereof to which the relevance or applicability of such disclosure is reasonably apparent on the face of such disclosure), Seller hereby makes the representations and warranties contained in this Article 3 to Purchaser.

3.1    Organization, Good Standing and Other Matters. Seller is (i) duly organized, validly existing and in good standing under the laws of the State of Delaware and (ii) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and as presently proposed to be conducted by it except where such failure would not materially and adversely affect the Purchased Assets or Sellers’s ability to consummate the transactions contemplated by this Agreement.

3.2    Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized and approved by Seller’s board of directors in all material respects, and no other company action or action on the part of Seller or its stockholders is necessary to authorize the execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming the due execution and delivery of this Agreement by Purchaser, constitutes a valid and binding obligation of Seller enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles (collectively, “Equitable Principles”).

3.3    No Conflict; Required Filings and Consents. Other than the consent of the New Jersey Department of Environmental Protection, Bureau of Environmental Radiation to the transfer of the NJ Radiological License (such consent or the issuance of a reasonably similar license to Purchaser, the “Regulatory Approval”), and except as set forth on Section 3.3 of the Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller will not (i) violate the provisions of the Organizational Documents of Seller, (ii) violate any Law or Order applicable to Seller or the Purchased Assets in any material respect, (iii) require Seller to obtain any material consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a material violation or breach of (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the consent of any third party to, any Assumed Contract or (v) result in the imposition or creation of any material Lien upon or with respect to any of the Purchased Assets except, for such violations, consents, defaults, breaches, violations or Liens that would not be material to Seller.

3.4    Title to, Condition, and Sufficiency of Purchased Assets.

(a)    Seller or one of its Affiliates has good and marketable title to, a valid Leasehold Interest in or a valid right to use, all of the Purchased Assets, except for Permitted Liens. Seller is the sole record and beneficial owner of, or the sole lessor of, as applicable, the Purchased Assets. None of the Purchased Assets is the subject of any Contract providing for payment on deferred terms or any similar arrangement, or retention of title or similar arrangement. Except as set forth on Section 3.4 of the Disclosure Letter, at the Closing, Seller will convey to Purchaser good and marketable title to all properties, assets and leasehold estates, tangible and intangible, constituting the Purchased Assets or any part thereof, free and clear of all Liens, except for Permitted Liens (subject to the Required Landlord Consents).

(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets (taken as a whole), (i) the buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of real and tangible personal property included in the Purchased Assets are structurally sound, are in good operating condition and repair, are free from material defect, and are adequate for the uses for which they are currently being used, and none of such buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of real and tangible personal property is in need of (or in the course of receiving) maintenance, repairs or replacement, except for ordinary, routine maintenance and repairs that are not, individually or in the aggregate, material in nature or cost and (ii) all such buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of real and tangible personal property have been maintained by Seller in the ordinary course of business in a manner consistent with Seller’s typical practices.

(c)    Except as set forth on Schedule 3.4(c) to the Disclosure Letter, to the Seller’s Knowledge, as of the date hereof there are no facts or conditions affecting the Purchased Assets or the Somerset Facility which would reasonably be expected, individually or in the aggregate, to interfere in any material respect with the use, occupancy or operation of the Purchased Assets or the Somerset Facility as currently, as the date hereof, used, occupied or operated, or their adequacy for such use.

3.5    Compliance With Laws; Permits. Seller is, and has been for the past [***], in compliance with all Laws and Orders applicable to the Purchased Assets, except for any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.6    Assumed Contracts; Material Contracts.

(a)    The Assumed Contracts constitute, as of the date hereof, all of the Contracts directly and exclusively relating to any of the Purchased Assets and the Somerset Facility. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets (taken as a whole), each Assumed Contract is valid and binding on Seller in accordance with its terms and is in full force and effect (subject to the Equitable Principles) and none of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) or has, as of the date hereof, provided or received any pending notice of any intention to terminate, any Assumed Contract.

(b)    Section 3.6 of the Disclosure Letter lists each of the following Contracts, if any, by which any of the Purchased Assets are bound or by which Seller is bound in connection with the Purchased Assets (such Contracts, being “Material Contracts”):

(i)    all Contracts with any Governmental Authority (“Government Contracts”);

(ii)    all Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets;

(iii)    all powers of attorney with respect to the Purchased Assets.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets (taken as a whole), each Material Contract is valid and binding on Seller in accordance with its terms and is in full force and effect (subject to the Equitable Principles) and none of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) or has, as of the date hereof, provided or received any pending notice of any intention to terminate, any Material Contract. True, correct, and correct copies of each Assumed Contract and Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Purchaser.

3.7    Litigation. There is no material Action pending or, to Seller’s Knowledge, threatened against Seller with respect to the Purchased Assets. During the past [***], there has been no material Action against Seller with respect to the Purchased Assets.

3.8    Tax Matters. There are no Liens for Taxes upon any of the Purchased Assets, except for Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings provided adequate reserves have been established for such contested Liens for Taxes, nor, to Seller’s Knowledge, is any Governmental Authority in the process of imposing any Liens for Taxes on any of the Purchased Assets. With respect to the Purchased Assets (a) the Seller has filed all material Tax Returns that it was required to file under applicable laws and regulations, (b) all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations, (c) all material Taxes due and owing (whether or not shown on any Tax Return) have been paid, (d) no federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted and the Seller has not received from any federal, state, local, or non-U.S. taxing authority any written notice of such audits or proceedings, (g) the Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and (h) the Purchased Assets do not include any entity treated as a partnership, corporation, or disregarded entity for Tax purposes.

3.9    Real Property. During the past [***], Seller has not received any written notice and, to Seller’s Knowledge, any oral notice of existing, pending or threatened (i) condemnation proceedings, expropriation, or other proceedings in eminent domain affecting the Somerset Facility, (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Somerset Facility as currently operated or (iii) Liens (other than Permitted Liens) of any kind in respect of, or otherwise affecting, the Somerset Facility. During the past [***], neither the whole nor any material portion of the Somerset Facility has been damaged or destroyed by fire or other casualty. Seller has not assigned, collaterally assigned, leased, licensed, subleased, sublicensed, or granted any security interest in any such Sublease or any interest therein (other than Permitted Liens). All Permits required for the current use and grant of the Sublease have been obtained and, for the last [***], complied with in all material respects. Except as is not, individually or in the aggregate, material, to Seller’s Knowledge, the Somerset Facility, improvements thereon, or the condition or use thereof does not materially contravene or violate any applicable Law, or any restrictive covenant (whether or not permitted on the basis of prior nonconforming use, waiver or variance), and Seller has not received written notice, or, to Seller’s Knowledge, oral notice, to the effect of the foregoing. With respect to the Sublease, except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets (taken as a whole): (i) such Sublease is legal valid, binding and enforceable and in full force and effect (subject to the Equitable Principles), (ii) Seller has provided to Purchaser a true, correct and complete copy of the Sublease, (iii) neither Seller nor, to Seller’s Knowledge, any other party to such Sublease is in breach or default under such Sublease, and (iv) except for the Required Landlord Consents and the Regulatory Approval, the assignment of the Sublease does not require the consent of any other party and will not result in a breach of or default under the Sublease, or otherwise cause the Sublease to cease to be legal, valid, binding, enforceable and in full force and effect following the Closing.

3.10    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets (taken as a whole):

(a)    With respect to the Purchased Assets and the Somerset Facility, (i) Seller is, and during the past [***] has been, in material compliance with all Environmental Laws, and (ii) Seller has no material Liability under Environmental Laws or with respect to Hazardous Substances, and has not assumed, by contract, operation of law, or otherwise, any such Liability of any third party.

(b)    (i) Seller has been duly issued and possesses all material Permits issued pursuant to Environmental Laws required for the ownership and operation of the Purchased Assets and the Somerset Facility as currently owned and operated; (ii) a true, correct, and complete list of all such Permits, all of which are valid and in full force and effect, is set out in Section 3.10 of the Disclosure Letter; and (iii) no Action is pending or to Seller’s Knowledge, threatened to revoke, suspend, terminate or materially modify any such Permit.

(c)    With respect to the Purchased Assets or the Somerset Facility, (i) Seller has not received a written request for information from a Governmental Authority pursuant to any Environmental Law and (ii) no Action is pending, to Seller’s Knowledge, threatened in writing, alleging material non-compliance with or material Liability under any Environmental Law or with respect to Hazardous Substances.

(d)     (i) to Seller’s Knowledge Seller has not caused, and to Seller’s Knowledge there has not been, any Release of Hazardous with respect to the Purchased Assets or at, on under or from the Somerset Facility, and (ii) Seller has not arranged, by contract, agreement or otherwise, for the disposal, transportation, or treatment of Hazardous Substances at the Somerset Facility.

(e)    Seller does not own, operate or use, and to Seller’s Knowledge, none of the following are present at, the Somerset Facility: (i) underground storage tanks, (ii) dumps or landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Hazardous Substances, (v) asbestos, (vi) polychlorinated biphenyls, (vii) lead-based paint, (viii) PFAS, or (ix) toxic mold.

(f)    Seller has made available to Purchaser true, correct, and complete copies of all environmental assessments, reports, audits and material documents in Seller’s possession or control that relate to environmental conditions at the Somerset Facility or to Seller’s compliance with Environmental Laws with respect to the Purchased Assets or the Somerset Facility.

(g)    (i) Neither the Seller nor any of its officers, employees or, to the Seller’s Knowledge, any of its contractors or agents has committed any act, failed to act, made any statement, or failed to make any statement that reasonably would be expected to provide a basis for any Governmental Authority, including but not limited to the FDA, to deny, revoke, or not renew any Permits, or impose fines, penalties, or liabilities, including criminal penalties.

3.11    Labor and Employment.

(a)    Seller is not a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Seller’s Knowledge, threatened in writing, asserting that Seller has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Seller or any of its affiliates to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Seller’s Knowledge, threatened, nor, to Seller’s Knowledge, is there any current activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b)    To the Seller’s Knowledge, each current employee of Seller is lawfully authorized to work or provide services for or to Seller in the United States and Seller has completed and retained employment verification paperwork required under applicable Laws, including the Immigration Reform and Control Act of 1986.

3.12    Brokers. Except for Jefferies LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller.

3.13    No Additional Representations and Warranties. Except for the representations and warranties contained in this Article 3 (as modified by the Disclosure Letter), neither Seller nor any other Person makes any other express or implied representation or warranty with respect to Seller, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, any Affiliate of Seller or any of their respective Representatives. Except for the representations and warranties contained in Article 3 hereof (as modified by the Disclosure Letter), Seller (i) expressly disclaims any representation or warranty, expressed or implied, at common law, by statute, or otherwise, relating to the condition of the Purchased Assets (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (ii) hereby disclaims all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be made available to Purchaser by any Representative of Seller or any of its Affiliates).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the representations and warranties contained in this Article 4 to Seller.

4.1    Organization, Good Standing and Other Matters. Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation, and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and as presently proposed to be conducted by it except where such failure would not materially and adversely affect Purchaser’s ability to consummate the transactions contemplated by this Agreement.

4.2    Authority. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby, has been duly authorized and approved by its board of directors (or equivalent governing body), and no other action on the part of Purchaser or its equityholders is necessary to authorize the execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due execution of this Agreement by the other Parties, constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, the Equitable Principles.

4.3    No Conflict: Required Filings and Consents. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser will not (i) violate the provisions of its Organizational Documents, (ii) violate any Law or Order to which it is subject or by which any of its properties or assets are bound in any material respect, or (iii) require it to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date.

4.4    Litigation. There are no Actions pending against, or to Purchaser’s knowledge threatened against, Purchaser that would materially and adversely affect Purchaser’s ability to consummate the transactions contemplated by this Agreement.

4.5    Solvency. After giving effect to the transactions contemplated by this Agreement and the payment of the Purchase Price, Purchaser and its Subsidiaries, on a consolidated basis taken as a whole, will be Solvent immediately after the completion of the Closing. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person and its Subsidiaries, on a consolidated basis, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed (i) the value of all “liabilities of such Person and its Subsidiaries, on a consolidated basis, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable Liabilities of such Person and its Subsidiaries, on a consolidated basis, as of such date, on their existing debts (including contingent and other Liabilities) as such debts become absolute and mature, (b) such Person and its Subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (c) such Person and its Subsidiaries, on a consolidated basis, will be able to pay their Liabilities, including contingent and other Liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other Liabilities, as they mature” means that such Person and its Subsidiaries, on a consolidated basis, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

4.6    No Additional Representations and Warranties; Independent Investigation. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Seller is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Seller in Article 3 hereof (as modified by the Disclosure Letter), and Purchaser acknowledges and agrees that, except for the representations and warranties contained therein, the Purchased Assets are being transferred on a “where is” and, as to condition, “as is” basis. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller set forth in Article 3 hereof (as modified by the Disclosure Letter). Purchaser acknowledges that it has conducted to its satisfaction, its own independent investigation of the Purchased Assets and, in making the determination to proceed with the transactions contemplated by this Agreement, Purchaser has also relied on the results of its own independent investigation.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1    Conduct of Business Prior to the Closing.  From the date hereof until earlier of the Closing and the termination of this Agreement in accordance with Article 8, except as otherwise provided in this Agreement or consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), Seller shall use commercially reasonable efforts to:

(a)    preserve and maintain any and all Permits required for the operation of the Somerset Facility or the ownership and use of the Purchased Assets in all material respects;

(b)    continue to take, or cause to be taken, such actions as are currently being taken or contemplated to be taken by Seller as of the date of this Agreement, in each case as may necessary or advisable under applicable Law or instruction or guidance from an applicable Governmental Authority, for the purpose of decommissioning the Somerset Facility from its current use as of the date hereof;

(c)    perform all of its obligations, and not otherwise breach or be in default, under the Assumed Contracts in all material respects, including the Sublease;

(d)    not amend in any material respect or voluntarily terminate the any Assumed Contracts, or enter into any new Contract that would be an Assumed Contract;

(e)    not transfer, assign, sell or otherwise dispose of any of the Purchased Assets (other than equipment and other similar assets in the ordinary course of business); and

(f)    not enter into any Contract or otherwise agree to do any of the foregoing.

5.2    Further Assurances. Each of Seller and Purchaser shall, and shall cause their controlled Affiliates to, use its commercially reasonable efforts to (i) take, or cause to be taken, all actions, including executing and delivering such further instruments, as may be necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. In furtherance of the foregoing, each of Seller and Purchaser shall reasonably cooperate with each other, and shall use their commercially reasonable efforts to cause their respective Representatives to cooperate with each other, to provide an orderly transition of the Purchased Assets and Assumed Liabilities from Seller to Purchaser and to minimize the disruption to the business of Seller resulting from the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not be construed to require Seller or any of its Affiliates to (i) initiate or defend any Action related to obtaining the Regulatory Approval (as defined below) or the Required Landlord Consents, (ii) incur any additional fees or expenses in connection with the Regulatory Approval (as defined below) or the Required Landlord Consent; provided that Seller shall, to the extent reasonably necessary to obtain the Required Landlord Consents, provide a performance guaranty to the landlords thereunder on terms reasonably acceptable to Seller and such landlords.

5.3    Publicity. Section 4.3 of the Investment Agreement shall apply hereto, mutatis mutandis.

5.4    Notice of Certain Events.

(a)    From the date hereof until the Closing, each party shall reasonably promptly notify the other party in writing upon Seller obtaining Knowledge or Purchaser obtaining knowledge of:

(i)    any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (B) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.1 to be satisfied;

(ii)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement;

(iii)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)    any Actions commenced threatened against, relating to or involving or otherwise affecting the Purchased Assets or the Assumed Liabilities.

(b)    A party’s receipt of information pursuant to this Section 5.4 from a disclosing party shall not operate as a waiver or otherwise affect any representation, warranty, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder and shall not be deemed to amend or supplement the Disclosure Letter; provided, further, that failure to give prompt notice pursuant to this Section 5.4 shall not constitute a failure of a condition to the Agreement set forth in Article 6, except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

5.5    Access to Information. From the date hereof until the Closing and subject to the confidentiality agreement by and between the Parties, dated as of [***] (the “Nondisclosure Agreement”), Seller shall, during its regular business hours and without any unreasonable interference with Seller’s operation of its business in the ordinary course and for the sole purpose of integration planning and the consummation of the transactions contemplated hereby: (a) afford Purchaser and its Affiliates and their respective Representatives reasonable access to and the right to inspect the Somerset Facility and all of the assets and other documents and data related to the Purchased Assets; and (b) instruct the Representatives of Seller to cooperate with Purchaser and its Affiliates and their respective Representatives in their investigation and due diligence of the Somerset Facility and the Purchased Assets; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller and under the supervision of Seller’s personnel.  Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Purchaser if such disclosure would, in Seller’s sole discretion: (w) cause significant competitive harm to Seller, its Affiliates and their respective businesses, if the transactions contemplated by this Agreement are not consummated; (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned, or delayed, Purchaser shall not contact any suppliers to, Seller. Prior to the Closing, without the prior written consent of Seller, Purchaser shall not perform invasive, destructive or subsurface investigations of the Somerset Facility or any other environmental sampling.

5.6    Confidentiality. Purchaser acknowledges and agrees that the Nondisclosure Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Nondisclosure Agreement, information provided to Purchaser pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Nondisclosure Agreement and the provisions of this Section 5.6 shall nonetheless continue in full force and effect.

5.7    ISRA Compliance. To the extent required by ISRA prior to Closing, prior to Closing, Seller shall use commercially reasonable efforts to comply with any and all ISRA requirements triggered by (a) any past or planned closing of Seller’s operations or transfer of Seller’s ownership or operations at the Sommerset Facility or (b) the transactions contemplated by this Agreement and, to the extent reasonably requested by Purchaser, cooperate with Purchaser in connection therewith. Without limiting the foregoing, at its sole cost and expense, Seller shall be responsible for, and shall use commercially reasonable efforts to, make all notifications required by ISRA, maintain any remediation funding source required by ISRA, and promptly commence and diligently pursue to completion any Remediation required by ISRA (“ISRA Remediation”). Any ISRA Remediation need not be completed by Seller prior to Closing so long as Seller has complied with its obligations under the first sentence of this paragraph. In the event any ISRA Remediation is not completed prior to Closing, Seller shall use commercially reasonable efforts to diligently pursue the ISRA Remediation in an expeditious and workmanlike manner after the Closing, and shall enter into a site access agreement with the Purchaser for that purpose. Seller shall provide to Purchaser copies of all written communications to or from the New Jersey Department of Environmental Protection or any licensed site remediation professional retained by Seller to address ISRA requirements, within [***] of submission or receipt, as the case may be (subject to redactions in Seller’s reasonable discretion), and Purchaser shall have a reasonable opportunity to comment in advance on any notifications to the New Jersey Department of Environmental Protection or any reports prepared with respect to ISRA; provided that Seller shall control the strategy for all matters relating to ISRA under this Agreement. Notwithstanding anything to the contrary in this Agreement, in no event shall Seller or any of its Affiliates be required to (i) take (or omit to take), or commit or offer to take (or omit to take), any action in connection with any ISRA Remediation or otherwise under this Section 5.7 that would have a material impact on Seller, any of its Affiliates or its or their respective businesses, financial position or prospects or (ii) incur any expense in excess of the Purchase Price.

5.8    Employee Matters.

(a)    Each service provider of Seller who works at the Somerset Facility who is offered and accepts an offer of employment or consultancy with Purchaser on or prior to the Closing (a “Transferred Employee” or a “Transferred Consultant,” as applicable, and collectively, the “Transferred Service Providers”) shall have his or her employment or consultancy with Seller terminated as of the Closing. Seller hereby consents to the hiring of any or all Transferred Service Providers by Purchaser and waives, with respect to the employment or engagement by Purchaser of such Transferred Service Providers, any claims or rights Seller would otherwise have against Purchaser or any such Transferred Service Provider under any contract due to such Transferred Service Provider’s employment or consultancy with Purchaser. Upon termination of the employment or engagement of each Transferred Service Provider with Seller, Seller shall pay to each Transferred Service Provider, as applicable, any Liability for accrued compensation, severance, vacation, paid time off, sick leave or similar benefits with respect to such employee attributable to periods of employment or service of such service provider with Seller (inclusive of payroll taxes owing thereupon) and shall make such payment within the statutory time period therefor but in no event later than ten days after such Transferred Service Provider’s employment or engagement with Seller terminates. Seller is solely responsible for any Liabilities or obligations arising under the WARN Act and similar state laws in connection with the termination of Transferred Service Providers’ employment or consultancy with Seller. Nothing herein shall require Purchaser to hire or engage any service providers of Seller who works at the Somerset Facility, nor retain the services of any Transferred Service Provider for any period of time. Further, nothing herein shall require Purchaser to include any specific provisions or offer any specific benefits to any Transferred Service Provider.

(b)    Purchaser and Seller agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53, 2004-2 C.B. 320, with respect to wage reporting for Transferred Employees.

5.9    Insurance. The coverage under all insurance policies or self-insurance programs, including those relating to the Purchased Assets and the Assumed Liabilities, arranged or maintained by Seller or any of its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of Purchaser or any of its Affiliates. As of the Closing, the Purchased Assets and the Assumed Liabilities shall cease to be insured by the insurance policies of Seller or any of its Affiliates or by any of their respective self-insurance programs. Purchaser acknowledges and agrees that it is Purchaser’s sole responsibility to arrange for its own insurance policies or self-insurance programs with respect to the Purchased Assets and the Assumed Liabilities covering all periods prior to and following the Closing and, without prejudice to any right to indemnification pursuant to this Agreement or any other Ancillary Documents, agrees not to seek, through any means, to benefit from any of the insurance policies of Seller or any of its Affiliates which may provide coverage for claims relating in any way to the Purchased Assets or the Assumed Liabilities.

5.10    Bulk Sale. Purchaser hereby waives compliance by Sellers and any other member of Seller with the provisions of any so called “bulk transfer laws” or similar Laws of any jurisdiction in connection with this Agreement or the transactions contemplated hereby.

5.11    Estoppel Certificate. Seller shall use commercially reasonable efforts to, as promptly as reasonably practicable following the date hereof, obtain a customary estoppel certificate from [***], as tenant (“Sublandlord”), with respect to the Sublease (it being understood that Seller shall not be required to incur any additional fees or expenses in connection with obtaining such estoppel certificate);

5.12    Transition Plan. The Parties will use commercially reasonable efforts to, as promptly as reasonably practicable following the date hereof and in any event prior to the Closing, negotiate and agree upon a plan to transition the Purchased Assets to Seller at the Closing (the “Transition Plan”), which shall include, among other matters, (a) a plan to transition the equipment, facilities and employees of the Somerset Facility to Purchaser to the extent reasonably practicable, (b) reasonable cooperation in sharing books and records, including SOPs, that are relevent to the Purchased Assets and the operation of the Somerset Facility, and (c) may include the parties entering into one or more customary transition services agreements effective following the Closing; provided that in no event will any Party be required to incur any unreimbursed expense under the Transition Plan other than to the extent otherwise expressly agreed in this Agreement.

ARTICLE 6
CONDITIONS TO CLOSING

6.1    Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or prior to the Closing, of each of the following conditions precedent (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)    the representations and warranties of Seller contained in this Agreement shall be true, correct, and complete in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b)    Seller shall have performed and complied in all material respects with all the agreements, covenants and obligations required in this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c)    there shall not have been or occurred any Material Adverse Effect that is continuing;

(d)    there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(e)    Seller shall have received consent, in a form reasonably satisfactory to Purchaser, from the Sublandlord (as defined in the Sublease) and the Prime Landlord (as defined in the Sublease) to the assignment of the Sublease to Purchaser (the “Required Landlord Consents”);

(f)    the Parties shall have reasonably agreed upon the Transition Plan;

(g)    the Regulatory Approval shall have been received;

(h)    Purchaser shall have received the items listed in Section 2.8(b); and

(i)    To the extent required by ISRA, and subject to the limitations in Section 5.7, Seller shall have complied in all material respects with all ISRA Remediation actions required by ISRA to be completed by Seller prior to the Closing and provided evidence reasonably satisfactory to Purchaser thereof.

6.2    Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or at the Closing, of each of the following conditions precedent (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(a)    the representations and warranties of Purchaser set forth in this Agreement shall have been true, correct, and complete in all material respects as of the date hereof and shall be true, correct, and complete in all material respects as of the Closing Date as though made on and as of such dates (except, in each case, for those representations and warranties that address matters only as of a specified date, which shall have been true, correct, and complete in all respects as of such specified date);

(b)    Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c)    there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)    the Required Landlord Consents shall have been received;

(e)    ISRA shall not have notified Seller of any objection to the consummation of the Closing that has not subsequently been withdrawn;

(f)    the Regulatory Approval shall have been received; and

(g)    Seller shall have received the items listed in Sections 2.8(a).

6.3    Frustration of Closing Conditions. No Party to this Agreement may rely on the failure of any condition set forth in Sections 6.1 or 6.2, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of the terms of this Agreement.

ARTICLE 7
SURVIVAL; INDEMNIFICATION

7.1    Survival of Representations, Warranties and Covenants. Subject to the limitations and other provisions of this Agreement, (i) the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is [***] from the Closing Date; provided that the representations and warranties in Sections 3.9, and 3.10 (the “Specified Representations”) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof); provided further that the representations and warranties in Sections [***] (the “Fundamental Representations”) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus [***], (ii) the covenants and agreements of the parties to be performed at or prior to the Closing shall survive the Closing and shall remain in full force and effect until the date that is [***]from the Closing Date and (iii) the covenants and agreements of the parties to be performed by the parties after the Closing shall survive the Closing and remain in full force in effect in accordance with their respective terms.

7.2    Indemnification by Seller. Subject to the provisions of this Article 7, from and after the Closing, Seller will indemnify and hold Purchaser, its Affiliates and their respective Representatives, and their respective successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any Losses based upon, resulting from or related to:

(a)    any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, the Disclosure Letter, the Ancillary Documents or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement, the Ancillary Documents or any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement; or

(c)    any Excluded Liability.

7.3    Indemnification by Purchaser. Subject to the provisions of this Article 7, from and after the Closing, Purchaser will indemnify and hold Seller, its Affiliates and their respective Representatives, and their respective successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any Losses based upon, resulting from or related to:

(a)    any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of Purchaser pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement; or

(c)    any Assumed Liability.

7.4    Indemnification Procedures.

(a)    Subject to Section 7.1, any Action by a Party seeking indemnification hereunder (an “Indemnified Party”) on account of a Loss which does not result from a third-party claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the other Party (the “Indemnifying Party”) reasonably prompt written notice thereof (each, a “Claim Notice”), including a reasonably-detailed description of the facts and circumstances giving rise to such Direct Claim. The Indemnifying Party shall have [***]after its receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such [***]period, the Indemnifying Party shall be deemed to have agreed to such claim and the Indemnifying Party’s obligation to indemnify the Indemnified Party for the Losses related to or resulting therefrom as provided herein.

(b)    In the event that any Action shall be instituted or that any claim or demand shall be asserted by any third party in respect of which payment may be sought under Section 7.2 or Section 7.3 (a “Third-Party Claim”), subject to Section 7.1, the Indemnified Party shall promptly, and in no event later than [***]after receipt of notice of such Third-Party Claim, cause a reasonably-detailed Claim Notice regarding any Third-Party Claim of which it has knowledge that is covered by this Article 7, to be forwarded to the Indemnifying Party, together with any material documentation delivered to or otherwise in the possession of the Indemnified Party or its Affiliates in respect of such Third-Party Claim. In cases where Seller is the Indemnifying Party, Seller shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against the Third-Party Claim so long as the Indemnifying Party reasonably selects external counsel to defend such claim (which shall be reasonably acceptable to Purchaser). Notwithstanding anything in this Section 7.4 to the contrary, the Indemnified Party (or, if the Indemnifying Party has assumed the defense of a Third-Party Claim, the Indemnifying Party) shall not, without the written consent of the other party, (A) settle or compromise any Third-Party Claim or (B) permit a default or consent to entry of any judgment, in each case, unless the claimant and such party provide to such other party an unqualified release from all Liability in respect of the Third-Party Claim.

7.5    Certain Limitations.

The aggregate amount of Losses for which an Indemnifying Party shall be liable under Section 7.2 or Section 7.3, as applicable, shall be subject to the following limitations:

(a)    Seller shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 7.2(a) (other than with respect to Fundamental Representations) until the aggregate amount of all Losses in respect of indemnification under Section 7.2(a) exceeds $[***] (the “Basket”), in which event Seller shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Seller shall be liable pursuant to Section 7.2(a) shall not exceed $[***] (the “Cap”); provided that the Cap shall not apply to breaches of Specified Representations and neither the Basket nor the Cap shall apply to breaches of Fundamental Representations (which will be subject to the limitation set forth in Section 7.5(c) and Section 7.5(d), respectively).

(b)    Purchaser shall not be liable to the Seller Indemnified Parties for indemnification under Section 7.3(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.3(a) exceeds the Basket, in which event Purchaser shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 7.3(a) shall not exceed the Cap; provided that the Basket nor the Cap shall apply to breaches of Fundamental Representations.

(c)    The aggregate amount of all Losses for which Seller shall be liable to the Purchaser Indemnified Parties pursuant to pursuant to Section 7.2(a) in respect of breaches of Specified Representations shall not exceed $[***].

(d)    The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 7.2(a) or Section 7.2(b) (in the case of Seller) or Section 7.3(a) or Section 7.3(b) (in the case of Purchaser), as applicable, shall not exceed the Purchase Price.

7.6    Exclusive Remedy.  The indemnification rights of the Parties under this Article 7, are the exclusive rights of the Parties with respect to Losses for breaches of this Agreement, provided that nothing in this Article 7 or elsewhere in this Agreement shall limit remedies the Parties may have at Law for Fraud on the part of any Party or with respect to Section 9.10. In furtherance of the foregoing, except with respect to Section 9.10, each Party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all other rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Party and its Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 7. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to waive, affect or otherwise modify the rights of the parties to the Investment Agreement or the other Transaction Documents (other than this Agreement) contemplated thereby.

7.7    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE 8
TERMINATION

8.1    Termination of the Agreement. This Agreement may be terminated prior to the Closing as follows:

(a)    by Seller or Purchaser if the Closing Date shall not have occurred on or prior to 5:00 p.m. (New York City time) on [***] (the “End Date”); provided that, if the conditions to Closing set forth in Section 6.1(f) or Section 6.2(e) (with respect to Regulatory Approval) have not been satisfied or waived on or prior to the End Date but all other conditions to Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the End Date shall automatically be extended to [***] and, such date, as so extended, shall then be the “End Date” for all purposes under this Agreement; provided further that the right to terminate of this Agreement pursuant to this Section 8.1(a) shall not be available to any Party who is then in material breach of any covenant or agreement in this Agreement or whose breach of any provision of this Agreement results in or is the primary cause of the failure of the Closing Date to have occurred by such time;

(b)    by mutual written consent of Seller and Purchaser;

(c)    by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; or

(d)    by Seller or Purchaser if the other Party shall have materially breached or materially failed to perform or comply with any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any material representation or warranty of such Party shall have become untrue, in either case such that the conditions set forth in Section 6.1 or Section 6.2, as applicable, would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured by the earlier of (i) thirty (30) days following receipt by Seller or Purchaser, as applicable of notice of such breach, or (ii) the End Date; provided, that the non-breaching Party is not in material default or other violation of its covenants, warranties, agreements or other obligations in this Agreement, or any of its representations has become inaccurate, in each case, to the extent such breach, violation or inaccuracy is a principal cause of (or has resulted in) the failure to occur or be satisfied of any conditions to the Closing set forth in Article 6.

8.2    Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 8.1, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate, and the obligations hereunder shall be abandoned, without further action by any of the Parties.

8.3    Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Purchaser or Seller; provided, however, that the obligations of the Parties set forth in this Section 8.3 and Article 9 shall survive any such termination and shall be enforceable hereunder; provided further, however, that nothing in this Section 8.3 shall relieve Purchaser or Seller of any Liability for an intentional and knowing material breach of this Agreement occurring prior to the effective date of termination.

ARTICLE 9
GENERAL PROVISIONS

9.1    Entire Agreement; Amendment. This Agreement, including the exhibits and schedules hereto and the other documents referred to herein which form a part hereof contain the entire understanding of the Parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) between the Parties with respect to such subject matter. This Agreement may be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement executed by Seller and Purchaser.

9.2    No Waiver. The failure of a Party to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement.

9.3    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Any such term or provision held invalid, illegal, or incapable of being enforced only in part or degree will remain in full force and effect to the extent not held invalid, illegal, or incapable of being enforced. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, such term or provision is hereby deemed modified to give effect to the original written intent of the Parties to the greatest extent consistent with being valid and enforceable under applicable Law.

9.4    Expenses and Obligations. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the Parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the Party that has incurred such expenses.

9.5    Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) when delivered by hand (with written confirmation of receipt) or (b) when sent by email so long as no message of non-delivery is received from Purchaser or Seller recipient thereof (or to such other addresses as a Party may designate by notice to the other Parties in accordance with this Section 9.5):

If to Purchaser:

Perspective Therapeutics, Inc.

350 Hills Street, Suite 106

Richland WA 99354

Attention: Thijs Spoor, President & CEO

Email: [***]

with a copy to (which will not constitute notice):

Hogan Lovells US LLP

609 Main St Suite 4200

Houston, TX 77002

Attention: Andrew Strong

Email: andrew.strong@hoganlovells.com

If to Seller:

Progenics Pharmaceuticals, Inc.

c/o Lantheus Medical Imaging, Inc.

201 Burlington Road

Bedford, MA 01730

Attention: Daniel Niedzwiecki, Chief Administrative Officer and General Counsel

Email: [***]

with a copy to (which will not constitute notice):

Cooley LLP

55 Hudson Yards

New York, New York 10001

Attn: Bill Roegge

Email: broegge@cooley.com

Any of the above addresses may be changed at any time by notice given as provided above.

9.6    Counterparts. This Agreement may be executed in two (2) or more counterparts (including by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. A signed copy of this Agreement delivered by e-mail, DocuSign, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.7    Governing Law; Submission to Jurisdiction; Consent to Service of Process.

(a)    This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law principles that would require or permit the application of the laws of another jurisdiction.

(b)    The Parties hereby irrevocably submit to the exclusive jurisdiction of Court of Chancery of the State of Delaware (or if the Court of Chancery declines jurisdiction, any other federal or state court sitting in the State of Delaware) over all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) and each Party hereby irrevocably agrees that all claims in respect of any such Action related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)    Each of the Parties hereby consents to process being served by any Party to this Agreement in any Action by the delivery of a copy thereof in accordance with the provisions of Section 9.5.

9.8    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY CLAIM OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT) BROUGHT BY OR AGAINST IT THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT).

9.9    Assignment. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the Parties. No assignment of this Agreement may be made by any Party at any time, whether or not by operation of law, without the prior written consent of the other Party; provided that either Party may freely assign its rights under this Agreement to any successor or acquirer of such Party in connection with a change of control; provided, further, that no such assignment shall affect or relieve such Party of its obligations and other Liabilities under this Agreement.

9.10    Specific Enforcement. The Parties hereto agree that, if any of the provisions of this Agreement or any other document contemplated by this Agreement were not performed in accordance with its specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore, the Parties shall be entitled to specific performance of the terms hereof and thereof, in addition to any other remedy at law or in equity.

9.11    Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties and the Indemnified Parties any rights or remedies of any nature whatsoever under or by reason of this Agreement

9.12    Guarantee.

Until such time as this Agreement is terminated in accordance with Article 8, Guarantor hereby irrevocably and unconditionally guarantees to Purchaser the due and punctual payment of all monetary indemnification obligations of Seller pursuant to Article 7. In case of the failure of Seller to punctually to pay any such monetary obligation, Guarantor hereby agrees to assume and/or cause any such payment to be made punctually when and as the same shall become due and payable, and as if such payment were made by Seller, as applicable. Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of Seller, any right to require a proceeding first against Seller, protest or notice with respect to any obligations guaranteed pursuant to this Section 9.12, and covenants that the obligations under this Section 9.12 will not be discharged except by complying with any obligations guaranteed pursuant to the Section 9.12; provided, however, notwithstanding anything to the contrary in this Section 9.12, the Purchaser agrees that Guarantor may assert, as a defense to, or discharge of, the payment or performance of any of its obligations under this Section 9.12, any defense or discharge that is or becomes available to Seller pursuant to the terms and conditions of this Agreement.

9.13    No Recourse Against Nonparty Affiliates. Claims, causes of action or Liabilities (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Ancillary Document, or the negotiation, execution, or performance of this Agreement or any other Ancillary Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Ancillary Document), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement or in the applicable Ancillary Document (“Contracting Parties”), and then only with respect to the specific obligations set forth herein (with respect to the parties identified in the preamble to this Agreement) or therein (with respect to the parties to such Ancillary Document). No Person who is not a Contracting Party, including any director, manager, officer, employee, incorporator, member, limited or general partner, unitholder, stockholder, affiliate, agent, attorney, or Representative of, and any financial advisor or lender to, any Contracting Party (“Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Ancillary Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Ancillary Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such claims, causes of action and Liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Ancillary Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any other Ancillary Document.

9.14    Headings; Construction. The headings and captions contained in this Agreement are provided for convenience only and will not affect its construction or interpretation. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if.” Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. The words “hereof”, “herein” and “herewith” and words of similar import shall, unless expressly otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, appendix and schedule references are to the articles, sections, paragraphs, exhibits, appendices and schedules of this Agreement unless expressly otherwise specified. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

PERSPECTIVE THERAPEUTICS, INC.

By:	/s/ Name: Johan (Thijs) Spoor
Name: Johan (Thijs) Spoor
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

PROGENICS PHARMACEUTICALS, INC.

By:	/s/ Mary Anne Heino
Name: Mary Anne Heino Title: Chief Executive Officer

LANTHEUS MEDICAL IMAGING, INC.

By:	/s/ Mary Anne Hein
Name: Mary Anne Heino Title: Chief Executive Officer